UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated August 30, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. (the “Company”) Presents Its Interim Financial Statements as of June 30, 2012 Translated From Hebrew

Attached hereto is an English translation (from Hebrew) of our interim financial statements and additional information as submitted on the Tel Aviv Stock Exchange.

The following documents are included:

A.	Board of Directors' Report as of June 30, 2012.

B.	Reviewed Condensed Consolidated Financial Statements as of June 30, 2012.

C.	Separate Financial Information as of June 30, 2012 in accordance with Regulation 38d of the Israeli Securities Regulations (Periodical and Immediate Reports) - 1970.

D.	Interim Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure as of June 30, 2012, Pursuant to Regulation 38c(a) of the Israeli Securities Authority.

 XTL BIOPHARMACEUTICALS LTD.

DIRECTORS' REPORT ON THE COMPANY'S STATE OF AFFAIRS

AS OF JUNE 30, 2012

The board of directors of XTL Biopharmaceuticals Ltd. ("the Company") hereby presents the Company directors' report for the six and three months periods ended June 30, 2012.

The data presented in this report relate to the Company and its subsidiaries on a consolidated basis ("the Group"), unless explicitly stated otherwise.

The directors' report contains, among other, a brief description of the Company's business, its financial position, an analysis of operating results and the effect of events during the reported period on the data in the consolidated financial statements of the Company as of June 30, 2012 ("the financial statements"). The directors' report was prepared based on the assumption that the reader also has at its disposal the directors' report for the year ended December 31, 2011.

1.	PART 1 - THE BOARD OF DIRECTORS' EXPLANATIONS FOR THE STATE OF THE CORPORATION'S BUSINESS

1.1	A brief description of the Company's business

The Company was incorporated under the Israeli Companies Law on March 9, 1993. The Company is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm.

After the date of the statement of financial position, the Company acquired approximately 50.79% of the issued and outstanding share capital of InterCure Ltd. ("InterCure") a public company whose shares are traded on the Tel-Aviv Stock Exchange and which is engaged in research, development, marketing and sales of home therapeutic devices for non-medicinal and non-invasive treatment of various diseases such as hypertension, heart failure, sleeplessness and mental stress. For additional details regarding this acquisition, see items 1.2.10 and 4.1.1 below.

A-1

As of the reporting date, the Company is in the planning and preparation stages for implementing Phase 2 clinical trial of rHuEPO drug designated to treat multiple myeloma cancer patients. As part of these preparations, the Company conducts a research which includes collection of data relating to the level of specific proteins in the blood of a group of patients with multiple myeloma, which will assist in focusing the Phase 2 clinical trial protocol. These collected research data will be integrated in the above Phase 2 clinical trial. The Company expanded this research to additional centers in order to collect data beyond the original research plan and it estimates that the research will conclude towards the end of 2012. With the conclusion of the above research, the Company will start the procedure to apply for an approval to commence Phase 2 clinical trial which the Company estimates is expected to be issued by the end of the first half of 2013.

On May 29, 2011, the Company has received from the U.S. Food and Drug Administration (FDA), a sub-unit of the Health and Human Services (HHS) an orphan drug designation for its rHuEPO drug for the treatment of multiple myeloma blood cancer for which it owns a patent through 2019.

An "orphan drug" is defined as a drug for treating diseases that affect a small number of people. In U.S., an "orphan drug" is defined as a disease affecting fewer than 200,000 people a year. To encourage the development of drugs for these diseases, the different regulatory authorities grant benefits and incentives to developers. The main standard benefit of orphan drugs in the U.S. is receiving seven years marketing exclusivity from the date of marketing approval by the FDA, as far as the FDA gives such approval. Other benefits are local U.S. tax credits for research and development expenses and waiver of FDA filing fees.

On November 30, 2011, the Company completed the MinoGuard transaction in the framework of which the Company acquired the activity of MinoGuard Ltd. ("MinoGuard"), which was founded by Mor Research Applications Ltd. ("Mor"), by an exclusive license to use MinoGuard's entire technology, including the SAM-101 drug, a combined drug for the treatment of mental disorders focusing on schizophrenia disorder in return for royalties on sales and milestone payments throughout the clinical development process, without making any other payment. This drug is based on a combination of existing anti-psychotic drugs and a recognized medicinal compound (Minocycline).

For additional details regarding the MinoGuard agreements, see Note 15a to the consolidated financial statements for 2011.

A-2

As of June 30, 2012, the Company has several subsidiaries (all are wholly-owned) as detailed below:

a.	Xtepo Ltd. ("Xtepo") - an Israeli privately-held company incorporated in November 2009 and which holds a license for the exclusive use of the patent for rHuEPO drug for multiple myeloma (see also Note 1 to the Company's financial statements).

b.	XTL Biopharmaceuticals Inc. ("XTL Inc.") a U.S. company incorporated in 1999 under the laws of the State of Delaware and was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary (a sub-subsidiary of the Company), XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine"). In March 2010, the Company terminated the agreement with DOV Pharmaceutical Inc., the owner of the Bicifadine patent, and all rights under the agreement were reverted to DOV in coordination with it. As of the date of the approval of the financial statements, the companies XTL Inc. and XTL Development are inactive.

The Company is a public company traded on the Tel-Aviv Stock Exchange and its American Depository Receipts (ADRs) are quoted on the Pink Sheets (see also item 1.2.8 below).

During the period, the Company raised through a private placement and exercise of tradable and non-tradable warrants from March 2012 to the date of the approval of the financial statements total net proceeds of approximately $ 4.2 million (approximately NIS 15.8 million). For additional details, see items 1.2.4, 1.2.12 and 4.1.2 below.

1.2	Significant events during the period

1.2.1	On January 29, 2012, 39,000 options which had been granted in 1997 to a service provider expired.

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1.2.2	On February 13, 2012, the Company announced on convening an annual general meeting of the Company's shareholders whose agenda would be the following proposed resolutions:

1.2.2.1	To reappoint directors - to reappoint, on an individual basis, Amit Yonay, Marc Allouche and David Grossman as directors in the Company until the next annual meeting.

1.2.2.2	To reappoint external directors - to reappoint, on an individual basis, Dafna Cohen and Jaron Diament as external directors in the Company for another term (second) from March 19, 2012.

1.2.2.3	To approve a conditional bonus award to the Company's CEO - if the Company effects a fund raising during a period of 36 months from the date of this resolution, the Company will pay the CEO a bonus equal to 1.2% of the above fund raising amount up to a maximal amount of $ 200 thousand.

1.2.2.4	Subject to the approval of section 1.2.2.2 above, the Company will allocate to each of the external directors, at no consideration, 150,000 unregistered options to purchase 150,000 Ordinary shares of the Company of NIS 0.1 par value each (a total of 300,000 options) at an exercise price equal to NIS 0.58633 per share. According to the provisions of IFRS 2, the fair value of all options on the date of approval by the general meeting of the Company using the Black-Scholes model was approximately $ 79 thousand. The maximal option term is 10 years from the grant date. 33% of the options are exercisable immediately after their allocation and the remaining options are exercisable in 24 tranches every month over a two-year period.

On March 19, 2012, the annual general meeting of the Company's shareholders was convened and the issues discussed above were approved.

1.2.3	On March 14, 2012, the Company signed a strategic collaboration framework agreement with Clalit Health Services - Clalit Research Institute Ltd. ("the Institute") and Mor Research Applications Ltd. ("Mor") according to which the Institute provides the Company with the right to receive contents which are based on the Institute's database in connection with technologies that stem from inventions and patents of Clalit Health Services' physicians, in projects whose content shall be agreed upon by the Company, the Institute and Mor in advance and in writing.

A-4

In consideration for the above, the Company shall pay the Institute the cost basis related to the Institute's activity in the framework of any project plus an additional 10% of the total royalties Mor is entitled pursuant to its agreements with the Company in connection with each technology where rights were granted to the Company.

This agreement may be terminated by giving a written and advance notice of 180 days by any of the parties on condition that all joint active projects have reached their end.

The Company estimates that access to data through this agreement will enable the Company to evaluate safety and efficacy data of the technologies under development as well as technologies where development has not yet commenced.

1.2.4	On March 18, 2012, the Company's Board approved a private placement to institutional and private investors (foreign as well as Israeli) for the total of approximately $ 2.4 million (approximately NIS 9.1 million). According to the private placement, the Company allocated 11,560,362 Ordinary shares of the Company of NIS 0.1 par value each, 3,853,454 warrants (series A) and 1,926,727 warrants (series B).

Warrants (series A) are exercisable into one Ordinary share of NIS 0.1 par value from the date of allocation (March 18, 2012) to September 17, 2012 at an exercise price equal to NIS 1.046 per share, linked to the U.S. dollar. For details regarding the exercise of warrants (series A) after the date of the statement of financial position, see item 4.1.2 below.

Warrants (series B) are exercisable into one Ordinary share of NIS 0.1 par value from the date of allocation (March 18, 2012) to March 17, 2015 at an exercise price equal to NIS 1.124 per share, linked to the U.S. dollar.

1.2.5	On April 12, 2012, the Company's Board approved to appoint Dr. Ben-Zion Weiner as an independent director in the Company.

1.2.6	On April 12, 2012, the Company's Board approved to allocate 1,810,000 options that are exercisable into 1,810,000 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.9 per share and pursuant to the Company's approved option plan as follows: 1,710,000 options to the Deputy CEO and CFO and 100,000 options to employees in the Company. Pursuant to the guidance of IFRS 2, the fair value of all options on the grant date (the date of Company's Board resolution), using the Black-Scholes model was approximately $ 399 thousand. The maximal option term is 10 years from the grant date. The options are exercisable in twelve equal tranches every quarter over a three-year period.

A-5

The value of each option is based on the following assumptions: expected dividend of 0%, expected standard deviation of 153.85%, risk-free interest rate of 3.67%-4.22% and expected life of 5 to 6.5 years.

1.2.7	On April 12, 2012, the Company's Board approved to convene an extraordinary general meeting on whose agenda is the allocation of 4,408,000 options to a director in the Company that are exercisable into 4,408,000 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.9 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the date of approval by the Company's extraordinary meeting, using the Black-Scholes model was approximately $ 1,255 thousand. Also, on the agenda of the extraordinary general meeting is the allocation of 1,500,000 options to the Company's CEO that are exercisable into 1,500,000 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.9 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the date of approval by the Company's extraordinary meeting, using the Black-Scholes model was approximately $ 427 thousand.

The maximal option term is 10 years from the grant date. The options are exercisable in twelve equal tranches every quarter over a three-year period.

On May 29, 2012, the extraordinary general meeting of the Company's shareholders was convened and the allocation of options discussed above was approved.

The value of each option is based on the following assumptions: expected dividend of 0%, expected standard deviation of 154.09%, risk-free interest rate of 3.90%-4.16% and expected life of 5 to 6.5 years.

1.2.8	On June 1, 2012, the Company has filed an application for relisting its ADRs on the NASDAQ Stock Exchange, which is subject to complying with all the required criteria that is examined by the NASDAQ Listing Qualifications Committee, including the criteria of minimum ADR price (according to the different listing criteria).

1.2.9	On June 10, 2012, the Company has been notified by the Tel-Aviv Stock Exchange that effective June 17, 2012, the Company's shares will be included in the TA MidCap-50 and in the TA BlueTech-50.

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1.2.10	On June 13, 2012, the Company entered into an agreement in principles according to which the Company will acquire the control over InterCure in consideration for investing an aggregate amount of approximately $ 2.7 million, partly in cash and partly by the allocation of Company shares. Also, besides the Company's investment in InterCure, a third party ("Medica Fund") will invest in InterCure an amount of approximately $ 630 thousand. The principles and terms of the transaction are specified below:

InterCure will act to complete a debt settlement pursuant to section 350 to the Israeli Companies Law, 1999, prior to the closing of the transaction, according to which InterCure will convert its entire debts into Ordinary shares of InterCure based on a distribution agreed upon by InterCure and its creditors ("the settlement").

InterCure has undertaken to be free of any net debts and/or monetary liabilities on the date of closing of the transaction as well as free of any contingent liabilities, excluding an amount of up to $ 150 thousand in net liabilities.

InterCure will be allocated Ordinary shares of the Company and/or will receive a cash investment in an aggregate amount of $ 2.2 million, at the Company's sole discretion, based on the market price of the Company's share on the date of signing the agreement in principles and according to a $ 1.75 million pre-money valuation of InterCure but after all of InterCure's debts are converted as discussed above ("InterCure's adjusted value").

In addition, the Company will provide InterCure an amount of approximately $ 480 thousand in cash, of which an amount of approximately $ 150 thousand will be invested on the basis of InterCure's adjusted value. The investment of Medica Fund on the basis of InterCure's adjusted value will amount to approximately $ 460 thousand. After effecting the above allocation, the Company will hold about 50.79% of the issued and outstanding share capital of InterCure.

Further, the Company and Medica Fund have undertaken to provide InterCure a loan of $ 500 thousand (the Company's share is $ 330 thousand) for a period of up to ten months at total interest rate of 15%. The Company and Medica Fund have the right to convert the loan into additional 11,546,507 shares of InterCure (the Company's share is 7,620,695 shares) which will constitute, upon conversion and assuming full dilution, approximately 24.47% of the issued and outstanding share capital of InterCure (the Company's share is 16.15% of the issued and outstanding share capital of InterCure). With the conversion of the loan in full, the Company's overall holding in InterCure will be approximately 54.72% of the issued and outstanding share capital of InterCure.

A-7

The closing of the transaction was contingent on the fulfillment of several prerequisites such as the approval of InterCure's holders of debentures (series A) and holders of debentures (series B), the holders of private debentures and remaining creditors of InterCure, the approval of InterCure's audit committee and Board, the approval of the meetings of the holders of InterCure's each securities and of its creditors in the context of the settlement and the court's approval of said settlement and obtaining all the required approvals of the relevant authorities such as the Israeli Tax Authority, the Israel Securities Authority, the Tel-Aviv Stock Exchange and etc.

As for the closing of the transaction after the date of the statement of financial position, see item 4.1.1 below.

1.2.11

On April 12, 2012, the Company entered into an unbinding letter of intent with Kitov pharmaceuticals Ltd. ("Kitov") according to which the Company intends to acquire the entire share capital of Kitov in consideration of the allocation of Company shares and milestone payments throughout the development progress of Kitov's products. Kitov researches and develops combination drugs. Kitov's lead drug is ready for a Phase 3 clinical trial and is focused on pain induced by osteoarthritis and treatment of hypertension. On June 18, 2012, the Company's Board approved to enter into an agreement according to which the Company will acquire the entire issued and outstanding share capital of Kitov subject to the fulfillment of certain prerequisites, as reported in the Tel-Aviv Securities Stock Exchange on June 19, 2012 ("the agreement").

It was also decided that if by September 15, 2012, or any other subsequent day as determined with the parties' mutual consent, the prerequisites underlying the agreement are not fulfilled, the agreement will be cancelled. Furthermore, if the schedules to the agreement or a due diligence study are not completed based on the schedules determined in the agreement, each party will have the right to cancel the agreement with no claim to the other party. As of the date of the approval of the financial statements, there is no certainty that the transaction will be completed on the date and under the outline mentioned above.

It should be noted that the parties have signed several extensions for the interim periods in order to meet some of the prerequisites underlying the agreement and changes to the agreement terms.

A-8

1.2.12	During the period, holders of the Company's warrants exercised 4,995,000 warrants (series 2) into 4,995,000 Ordinary shares of NIS 0.1 par value each at an average exercise price equal to NIS 1.05 per share. The total consideration received from the exercise of warrants (series 2) amounted approximately $ 1.4 million (approximately NIS 5.2 million). See item 4.1.2 below regarding the exercise of warrants after the date of the statement of financial position.

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1.3	The financial position, operating results, liquidity and financing resources

The Company has recurring losses and no revenues from operations at this stage and it is dependent on external financing sources. During the period, the Company raised through a private placement and exercise of tradable and non-tradable warrants from March 2012 to the date of the approval of the financial statements total net proceeds of approximately $ 4.2 million (for additional details, see items 1.2.4, 1.2.12 and 4.1.2). In the opinion of the Company's management and based on its business plans, the balances of cash and cash equivalents with the balances of short-term deposits will enable the Company to fund its activities through at least into 2014. However, the actual amount of cash the Company will need to fund its operations is subject to many factors, including, but not limited to, the timing, design and execution of the clinical trials of our existing drug candidates, any future projects which may be in-licensed/acquired or any other business development activities. For example, changing circumstances and/or in-licenses/acquisitions of new technologies may cause the Company to consume capital significantly faster than the management's current anticipation and the Company may need to spend more money than currently expected because, among others, of circumstances beyond its control.

The Company will incur additional losses during the year from research and development activities, examination of additional technologies and from current operation which will be reflected in negative cash flows from operating activities. Accordingly, in order to complete the clinical trials to bring a product to market the Company will be required to raise additional cash in the future through the issuance of securities. However, if the Company is not able to raise additional capital at acceptable terms, the Company may be required to reduce operations or sell or out-license to third parties some or all of our technologies.

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1.3.1	The financial position

Balance sheet highlights (U.S. dollars in thousands)

	June 30, 2012		December 31, 2011
Line item	Amount	% of total balance sheet	Amount	% of total balance sheet
	$000		$000

Total balance sheet	7,247	100%	4,073	100%
Equity	6,506	90%	3,444	85%
Current assets	4,759	66%	1,584	39%
Property, plant and equipment	31	0%	32	1%
Intangible assets	2,457	34%	2,457	60%
Current liabilities	741	10%	629	15%

Equity

The Company's equity as of June 30, 2012 was approximately $ 6,506 thousand, an increase of approximately $ 3,062 thousand from December 31, 2011, representing about 90% of total balance sheet compared to 85% of total balance sheet as of December 31, 2011. The increase in equity is a result of the fundraising which the Company effected under a private placement from March 2012 and exercise of warrants (series 2) by holders of warrants during the period for total net proceeds of approximately $ 3.8 million (see items 1.2.4 and 1.2.12 above), less the loss for the period.

Assets

Total current assets as of June 30, 2012 was approximately $ 4,759 thousand, an increase of approximately $ 3,175 thousand, compared to approximately $ 1,584 thousand as of December 31, 2011. The change is primarily a result of increase in the Group's carrying amount of cash and short-term deposits which as of June 30, 2012 was approximately $ 4,630 thousand, an increase of approximately $ 3,135 thousand, compared to the carrying amount of cash and short-term deposits of approximately $ 1,495 thousand as of December 31, 2011. The increase is explained by the cash received under fundraising through private placement and exercise of warrants (series 2), as above, less negative cash flows from operating activities in the reporting period.

A-11

The carrying amount of accounts receivables in the statement of financial position as of June 30, 2012 totaled approximately $ 109 thousand, compared to approximately $ 68 thousand as of December 31, 2011 - with no material change.

Property, plant and equipment as of June 30, 2012 totaled approximately $ 31 thousand, compared to approximately $ 32 thousand December 31, 2011 - with no material change.

The carrying amount of intangible assets as of June 30, 2012 was approximately $ 2,457 thousand with no material change compared to December 31, 2011, and comprises mainly the license to rHuEPO drug for multiple myeloma which was acquired in the Bio-Gal transaction from August 3, 2010.

Current liabilities

The carrying amount of current liabilities as of June 30, 2012 totaled approximately $ 741 thousand, compared to approximately $ 629 thousand as of December 31, 2011. The increase is primarily a result of the growth in the line item service providers, among others, legal and consulting services in connection with the InterCure transaction, application for relisting the ADRs on the NASDAQ and increase in liability for a bonus to employees in respect of the fundraising during the period as discussed above.

1.3.2	An analysis of the operating results

Condensed statements of income (U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	$000

Research and development expenses	43	88	26	45	158
General and administrative expenses	975	542	591	251	1,078
Other gains, net	-	-	-	-	12

Operating loss	(1,018)	(630)	(617)	(296)	(1,224)
Finance income (expenses), net	(26)	48	(58)	16	17

Loss for the period attributable to equity holders of the Company	(1,044)	(582)	(675)	(280)	(1,207)

A-12

Research and development expenses

Research and development expenses in the six and three months periods ended June 30, 2012 totaled approximately $ 43 thousand and $ 26 thousand, respectively, compared to approximately $ 88 thousand and $ 45 thousand, respectively, in the corresponding periods of last year. Research and development expenses comprise mainly expenses involved in the preparation to carry out the development plan for rHuEPO drug Phase 2 clinical trial designed to treat cancer patients with multiple myeloma comprising, among others, research relating to the level of proteins in the blood of patients with multiple myeloma, medical regulation, clinical insurance and other medical consulting costs. The decrease in expenses compared to the corresponding periods of last year is primarily attributable to completing the amortization of the exclusive right to examine medical technology in the field of the immune system at the end of 2011.

General and administrative expenses

General and administrative expenses in the six and three months periods ended June 30, 2012 totaled approximately $ 975 thousand and $ 591 thousand, respectively, compared to approximately $ 542 thousand and $ 251 thousand, respectively, in the corresponding periods of last year. The increase is principally explained by the increase in the line item service providers, among others, legal, professional and technological consulting services in connection with the InterCure transaction and application for relisting the ADRs on the NASDAQ, increase in expenses for share-based payment to directors and employees which reflect the grant of options during the period and also increase relating to a bonus to employees in respect of the fundraising during the period as discussed above.

Other gains, net

The Company had no other gains in the six and three months periods ended June 30, 2012 and in the corresponding periods of last year.

Finance income (expenses) (net)

Finance expenses, net in the six and three months periods ended June 30, 2012 totaled approximately $ 26 thousand and $ 58 thousand, respectively, compared to finance income, net in the amount of approximately $ 48 thousand and $ 16 thousand, respectively, in the corresponding periods of last year. The increase in finance expenses is mainly due to exchange differences deriving from the appreciation of the dollar in relation to the NIS on the net balance of monetary NIS-assets less interest income on short-term bank deposits.

A-13

Taxes on income

The Company had no tax expenses (income) in the six and three months periods ended June 30, 2012 and in the corresponding periods of last year.

Loss for the period

Loss in the six and three months periods ended June 30, 2012 totaled approximately $ 1,044 thousand and $ 675 thousand, respectively, compared to loss of approximately $ 582 thousand and $ 280 thousand, respectively, in the corresponding periods of last year. The increase in loss is principally explained by the increase in the line item service providers, among others, legal, professional and technological consulting services in connection with the InterCure transaction and application for relisting the ADRs on the NASDAQ, increase in expenses for share-based payment to directors and employees which reflect the grant of options during the period, increase relating to a bonus to employees in respect of the fundraising during the period as discussed above and also increase in finance expenses as elaborated above.

Basic and diluted loss in the six and three months periods ended June 30, 2012 amounted to approximately $ 0.005 and $ 0.003 per share, respectively, compared to approximately $ 0.003 and $ 0.001 per share, respectively, in the corresponding periods of last year. The increase in loss per share derives from the increase in loss for the period compared to the corresponding periods of last year less the effect of the increase in the number of shares used in the computation of loss per share in the period which embedded the number of shares issued under the private placement from March 2012 and the exercise of warrants during the period in average over the period since their issuance.

Cash flows

Cash flows used in operating activities in the six and three months periods ended June 30, 2012 totaled approximately $ 627 thousand and $ 344 thousand, respectively, compared to cash flows used in operating activities of approximately $ 743 thousand and $ 334 thousand, respectively, in the corresponding periods of last year, a decrease of approximately $ 116 thousand and increase of approximately $ 10 thousand, respectively which is mainly a result of the corresponding periods of last year when payments of debts from the current period and from previous periods were made to suppliers and service providers close to the public issuance of March 2011.

A-14

Cash flows provided by (used in) investing activities in the six and three months periods ended June 30, 2012 totaled approximately $ (640) thousand and $ (1,621) thousand, respectively, compared to approximately $ (1,829) thousand and $ 23 thousand, respectively, in the corresponding periods of last year. The principal investing activities in the reporting periods are movements in short-term bank deposits (more than 3 months) which are classified either in operating activities or investing activities, as appropriate.

Cash flows provided by financing activities in the six and three months periods ended June 30, 2012 totaled approximately $ 3,806 thousand and $ 36 thousand, respectively, and they stem from fundraising under the private placement from March 2012 and the exercise of warrants (series 2) during the period. In the corresponding periods of last year, cash flows provided by (used in) financing activities totaled $ 1,751 thousand and $ (15) thousand and they stem from fundraising under the Israeli public prospectus from March 2011 as above less issuance expenses paid during the period.

1.3.3	Financing resources

The Group has no revenues from operations at this stage and it funds its operations from its own capital and from current credit from suppliers and service providers. As of June 30, 2012, the Company's carrying amount of cash and cash equivalents and short-term deposits amounted to approximately $ 4,650 thousand. During the period, the Company raised under a private placement (from March 2012) and exercise of warrants (series 2) during the period a total net amount of approximately $ 3.8 million (see items 1.2.4 and 1.2.12 above). Also, from the date of the statement of financial position through the date of the approval of the financial statements, 743,806 warrants (series 2) and 560,000 warrants (series A) were exercised into 1,303,806 Ordinary shares of the Company of NIS 0.1 par value each for a total amount of approximately $ 0.4 million.

A-15

2.	PART 2 - EXPOSURE TO MARKET RISKS AND THEIR MANAGEMENT

2.1	Exposure to market risks and their management

a.	The person responsible for managing market risks in the Group is Ronen Twito, the Company's Deputy CEO and CFO.

b.	Description of the market risks to which the Group is exposed - the Group's activities expose it to a variety of market risks including the changes in the exchange rates of the NIS in relation to the dollar (the Company's functional currency).

c.	The policy of the Group in managing market risks - on March 29, 2012, the Company's Board determined that the Company's management is authorized to act to hold NIS at the required amount for the repayment of NIS-denominated liabilities from time to time and as timely suitable for a consecutive period of nine to twelve months each time.

d.	Supervision of risk management policy - the Group identifies and assesses the principal risks facing it. The financial risks management is performed by the Group subject to the policy approved by the Company's Board.

2.1.1	Exchange rate risk

Substantially all of the Company's expenses are denominated in dollars against which the Company holds its available liquid resources in or linked to dollars. Nevertheless, some of the expenses are denominated in NIS, which creates exposure to the changes in the exchange rate of the NIS in relation to the dollar. The Company acts to minimize the currency risk by holding its liquid resources in NIS up to the amount of its liabilities in NIS based on management anticipation, as above.

As a hedge against economic exposure, which does not significantly contradict the accounting exposure, the Company holds substantially all of its current assets in or linked to dollar.

A-16

2.1.2	Risks arising from changes in the economic environment and the global financial crisis

In recent years, the world has experienced several events both in the political-security realm and in the economic realm which have trembled the international markets in general and the Israeli market in particular. The noteworthy of these events in the political-security realm are the violent turmoil in neighbor countries which in part have led to dramatic changes in regimes as well as escalated world tension against Iran on the background of its nuclear program.

As for the economic crisis which already lasts for several years, during the recent year, the European economic condition was deteriorated as reflected, among others, by lowering the credit rating of several countries in the euro-block by international rating agencies including France, Spain, Italy, Ireland, Greece, Portugal, Belgium, Cyprus and Slovenia. These credit downgrading have led to resignation of prime ministers in part of the countries because they were asked to extensive budget cuts.

Also, during 2011, one of the rating companies lowered the credit rating of the U.S.

The Group's management estimates that since the Group's investment policy is to invest only in bank deposits in currencies that are used for its current needs (dollar, which is the Group's functional currency and NIS - based on its needs and the Board's decision), it is not directly exposed to changes in the market prices of quoted securities. Also, since the Group is in development stages and has no revenues from operations at this stage and its expenses budget relies on several suppliers and service providers the events described above have relatively low impact on its results, compared to selling products companies. Nevertheless, since the Group funds its operation mainly from its own capital, as above, the events described above can have a significant effect on the Group's ability to raise funds in the future in order to finance its plans and activity which may require the Company to limit its activity, sale or out license to third parties some or all of its technologies (see Note 1b to the financial statements).

A-17

2.2	Report of linkage basis

Linkage basis of balance sheet items as of June 30, 2012:

	U.S.$	NIS	Other currencies	Non-monetary	Total
	$000
Assets:

Cash and cash equivalents	1,232	1,393	1	-	2,626
Short-term deposits	2,004	-	-	-	2,004
Accounts receivable	37	51	-	21	109
Restricted deposits	-	20	-	-	20

	3,273	1,464	1	21	4,759
Liabilities:

Trade payables	119	19	1	-	139
Other accounts payable	296	306	-	-	602

	415	325	1	-	741

Monetary assets less monetary liabilities	2,858	1,139	-	21	4,018

Linkage basis of balance sheet items as of June 30, 2011:

	U.S.$	NIS	Other currencies	Non-monetary	Total
	$000
Assets:

Cash and cash equivalents	160	95	1	-	256
Short-term deposits	1,352	517	-	-	1,869
Accounts receivable	-	34	-	25	59
Restricted deposits	-	23	-	-	23

	1,512	669	1	25	2,207
Liabilities:

Trade payables	111	22	-	-	133
Other accounts payable	338	227	-	-	565

	449	249	-	-	698

Monetary assets less monetary liabilities	1,063	420	1	25	1,509

A-18

2.3	Sensitivity evaluation

Reporting on the exposure to financial risks:

Sensitivity to changes in the exchange rate of the dollar in relation to the NIS:

	Gain (loss) from changes			Gain (loss) from changes
	+10%	+5%	30.6.2012	-5%	-10%
	$000

Cash and cash equivalents	139	70	1,393	(70)	(139)
Accounts receivable	5	3	51	(3)	(5)
Restricted short-term deposits	2	1	20	(1)	(2)
Trade payables	(2)	(1)	(19)	1	2
Other accounts payable	(31)	(15)	(306)	15	31

Exposure in the linkage balance sheet	113	58	1,139	(58)	(113)

3.	PART 3 - CORPORATE GOVERNANCE ASPECTS

3.1	Policy of granting contributions

As of the reporting date, the Company did not determine the policy on granting contributions and during the reporting period the Company did not make contributions.

3.2	Company's internal auditor

There was no material modification to the data pertaining to the Company's internal auditor as it was shown in the Company's periodic report for the year ended December 31, 2011.

3.3	The Company's Board

3.3.1	In the reporting period, 11 meetings of the Board were held, 4 meetings of the committee that examines the financial statements/the audit committee, 2 meetings of the remuneration committee and one meeting of the nominations committee.

3.3.2	There was no material modification to the data pertaining to directors with accounting and financial qualifications as it was shown in the Company's periodic report for the year ended December 31, 2011.
A-19

3.3.3	The Company did not adopt in its articles a provision regarding the tenure of independent directors.

3.3.4	On April 12, 2012, Dr. Ben-Zion Weiner was nominated as an independent director in the Company. For additional information, see item 1.2.5 above.

3.4	The Company's auditor

There was no material modification to the data pertaining to the Company's auditor as it was shown in the Company's periodic report for the year ended December 31, 2011.

3.5	Disclosure of the financial statements approval process

The Company's Board transferred the overall responsibility to the financial statements to the members of the audit committee as the committee that examines the financial statements. Below are the names and details of the members of the committee that examines the financial statements:

Chairman of the committee - Jaron Diament, external director, expert in accounting and financing.

Dafna Cohen - external director, expert in accounting and financing.

Marc Allouche - director, expert in accounting and financing.

As for details of their qualifications, education, experience and knowledge, see chapter D regulation 26 to the Company's periodic report for 2011.

After being nominated, the committee's members gave the Company a declaration pursuant to the provisions of article 3 to the Israeli Companies Regulations (Directives and Conditions for Approving Financial Statements), 2010 as to having accounting and financing qualifications in accordance with the Israeli Companies Regulations (Conditions and Tests of Director with Accounting and Financing Qualification and Director with Professional Qualification), 2005.

Several days before the meeting of the committee, the Company's draft consolidated financial statements, draft directors' report, draft report on separate financial information and draft report on the effectiveness of internal control over financial reporting are delivered to the members of the committee.

A-20

The meeting of the committee that examines the financial statements which was held on August 26, 2012 was also attended, besides the members of the committee, by the Company's CEO, David Grossman, the Deputy CEO and CFO, Ronen Twito, the Company's legal advisors, Ronen Kantor, Adv. and Ron Soulema, Adv. and a representative of the Company's auditors (Kesselman & Kesselman (PwC Israel), CPAs), Ido Heller, CPA and Haim Frenkel, CPA.

At the meeting of the committee in which the financial statements are discussed, the CEO and Deputy CEO and CFO review in a detailed manner the key points of the financial statements, the Company's financial results, financial position and cash flows. This presentation comprises an analytical analysis and it gives details of the composition of and movement in material items and a comparison is made to previous periods.

In the meeting, a discussion is held in the issue of estimates and judgments made in connection with the preparation of the financial statements as well as valuations used in the preparation of the financial statements and internal controls over financial reporting. In the framework of the discussion, the auditors gave their reference to the review process and to the data in the financial statements. Also, the Company's CEO and Deputy CEO and CFO review significant transactions that were carried out and any changes that occurred in the Company during the reporting period compared to corresponding periods presented. In this framework, a discussion is held during which the members of the committee raise questions regarding the financial statements.

In the framework of the discussion, the committee forms its recommendation to the Board, among others, about the estimates and judgments made in connection with the financial statements, internal controls over financial reporting, overall financial statements disclosures and appropriateness, accounting policies adopted and the accounting treatment applied to the Company's material issues, valuations and impairment losses of assets, including the assumptions and estimates used to support the data in the financial statements.

The committee that examines the financial statements transferred its recommendations to approve the financial statements to the Board's members. The members of the Company's Board believe that the recommendations of the committee that examines the financial statements have been transferred reasonably enough before the discussion, considering the scope and complexity of the recommendations. The Company's Board stated that a minimum two-day difference between the meeting of the committee in the issue of the Company's financial statements as of June 30, 2012 and the meeting of the Company's Board in the issue of their approval would be considered a reasonable amount of time.

On August 30, 2012, after it was made clear that the financial statements reflect properly the financial position of the Company and its operating results, the Company's Board approved the financial statements of the Company as of June 30, 2012 in the presence of the directors: Amit Yonay (chairman), Dafna Cohen, Jaron Diament, Marc Allouche and David Grossman.

A-21

4.	PART 4 - THE CORPORATION'S FINANCIAL REPORTING

4.1	Significant events after the reporting date

4.1.1	After the date of the statement of financial position, on July 25, 2012, InterCure transaction was completed after all the closing conditions had been met according to which the Company acquired 16,839,532 Ordinary shares with no par value of InterCure representing approximately 50.79% of the issued and outstanding share capital of InterCure in consideration of approximately $ 2.7 million which was paid as follows: $ 2.2 million by a private placement of 7,165,662 Ordinary shares of the Company of NIS 0.1 par value each (whose value was measured on the date of signing the agreement), a cash payment of approximately $ 150 thousand and a loan in the total of $ 330 thousand for a period of up to ten months at total interest of 15%. The Company has the right to convert the loan into additional 7,620,695 shares of InterCure representing, upon conversion of the loan and assuming full dilution, about 16.15% of the issued and outstanding share capital of InterCure.

After the date of the statement of financial position, Medica Fund converted into shares the loan it provided InterCure and its stake in InterCure is about 23.69% of the issued and outstanding share capital of InterCure.

As of the date of the approval of the financial statements, the Company's stake in InterCure is about 45.41% of the issued and outstanding share capital of InterCure (51.84% on a fully diluted basis).

4.1.2	From the date of the statement of financial position through the date of the approval of the financial statements, holders of the Company's warrants exercised 743,806 warrants (series 2) into 743,806 Ordinary shares of NIS 0.1 par value each at an average exercise price equal to NIS 1.11 per share and 560,000 warrants (series A) were exercised into 560,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 1.09 per share. The total proceeds received from the exercise of warrants (series 2) and warrants (series A) amounted approximately $ 362 thousand (approximately NIS 1,438 thousand).

4.1.3	According to the agreement signed in March 2008 (and amended in August 2008), the Company granted to Presidio Pharmaceuticals Inc. ("Presidio"), a US biotechnology company, an exclusive sub-license for the clinical development and commercialization of the Company's DOS technology (which includes products intended for the treatment of hepatitis C virus ("HCV")) according to which the Company had certain milestone and royalty rights in the development of the DOS program (see also note 15a to the consolidated financial statements for 2011. On August 22, 2012, Presidio requested to terminate the exclusive sub-license in accordance with the terms of the agreement, effective as of August 24, 2012 (the "Effective Date"). Pursuant to the aforesaid request, the DOS technology in its entirety (including all patents maintained by Presidio) will revert back to the Company within 90 days from the Effective Date according to the agreement.

A-22

It is the Company's intention to assess the renewal of its activity in the HCV area and/or locate strategic partners for the continued development and marketing of drugs for HCV on the basis of the reverted DOS technology.

4.2	Critical accounting estimates

There was no material modification to the critical accounting estimates as it was shown in the Company's periodic report for the year ended December 31, 2011.

August 30, 2012
Date	Amit Yonay, Chairman of the Board	David Grossman, CEO and Director

A-23

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF JUNE 30, 2012

UNAUDITED

INDEX

Page

Auditors' Review Report	B-2

Condensed Consolidated Financial Statements - in U.S. dollars:

Condensed Consolidated Statements of Financial Position	B-3

Condensed Consolidated Statements of Comprehensive Loss	B-4

Condensed Consolidated Statements of Changes in Equity	B-5 -B- 6

Condensed Consolidated Statements of Cash Flows	B-7 - B-8

Notes to Financial Statements	B-9 - B-16

B-1

Auditors' review Report to the shareholders of XTL Biopharmaceuticals Ltd.

Introduction

We have reviewed the accompanying financial information of XTL Biopharmaceuticals Ltd (hereafter - the company) and its subsidiaries, which includes the condensed consolidated statement of financial position as of June 30, 2012 and the related condensed consolidated statement of comprehensive loss, changes in shareholders' equity, and cash flows for the six and three month periods then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34 "Interim Financial Reporting", and they are also responsible to draw up interim financial information based on Chapter D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to what is said in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure provisions of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Kesselman & Kesselman	Tel-Aviv, Israel
Certified Public Accountants (Isr.)	August 30, 2012
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

B-2

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	2,626	256	123
Short-term deposits	2,004	1,869	1,372
Accounts receivable	109	59	68
Restricted deposits	20	23	21

	4,759	2,207	1,584

NON-CURRENT ASSETS:
Property, plant and equipment	31	37	32
Intangible assets	2,457	2,492	2,457

	2,488	2,529	2,489

Total assets	7,247	4,736	4,073

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	139	133	88
Other accounts payable	602	565	541

	741	698	629

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	5,777	5,335	5,335
Share premium and warrants	144,749	141,382	141,385
Accumulated deficit	(144,020)	(142,679)	(143,276)

Total equity	6,506	4,038	3,444

Total liabilities and equity	7,247	4,736	4,073

The accompanying notes are an integral part of the financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the financial statements by the Company's Board: August 30, 2012

B-3

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands (except per share data)

Research and development expenses	43	88	26	45	158
General and administrative expenses	975	542	591	251	1,078
Other gains, net	-	-	-	-	12

Operating loss	(1,018)	(630)	(617)	(296)	(1,224)

Finance income	16	52	(17)	17	24
Finance expenses	42	4	41	1	7

Finance income (expenses), net	(26)	48	(58)	16	17

Comprehensive loss attributable to equity holders of the Company	(1,044)	(582)	(675)	(280)	(1,207)

Basic and diluted loss per share (in U.S. dollars)	(0.005)	(0.003)	(0.003)	(0.001)	(0.006)

The accompanying notes are an integral part of the financial statements.

B-4

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Six months ended June 30, 2012
	Attributable to equity holders of the Company
	Share capital	Share premium and warrants	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2012 (audited)	5,335	141,385	(143,276)	3,444

Comprehensive loss for the period	-	-	(1,044)	(1,044)
Share-based payment to employees and others	-	-	300	300
Issue of shares and warrants	309	2,109	-	2,418
Exercise of warrants	133	1,255	-	1,388

Balance at June 30, 2012 (unaudited)	5,777	144,749	(144,020)	6,506

	Six months ended June 30, 2011
	Attributable to equity holders of the Company
	Share capital	Share premium and warrants	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2011 (audited)	4,993	139,983	(142,142)	2,834

Comprehensive loss for the period	-	-	(582)	(582)
Share-based payment to employees and others	-	-	45	45
Issue of shares and warrants	342	1,399	-	1,741

Balance at June 30, 2011 (unaudited)	5,335	141,382	(142,679)	4,038

	Three months ended June 30, 2012
	Attributable to equity holders of the Company
	Share capital	Share premium and warrants	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at April 1, 2012 (unaudited)	5,772	144,699	(143,609)	6,862

Comprehensive loss for the period	-	-	(675)	(675)
Share-based payment to employees and others	-	-	264	264
Exercise of warrants	5	50	-	55

Balance at June 30, 2012 (unaudited)	5,777	144,749	(144,020)	6,506

The accompanying notes are an integral part of the financial statements.

B-5

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Three months ended June 30, 2011
	Attributable to equity holders of the Company
	Share capital	Share premium and warrants	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at April 1, 2011 (unaudited)	5,335	141,382	(142,419)	4,298

Comprehensive loss for the period	-	-	(280)	(280)
Share-based payment to employees and others	-	-	20	20

Balance at June 30, 2011 (unaudited)	5,335	141,382	(142,679)	4,038

	Year ended December 31, 2011
	Attributable to equity holders of the Company
	Share capital	Share premium and warrants	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2011 (audited)	4,993	139,983	(142,142)	2,834

Comprehensive loss for the year	-	-	(1,207)	(1,207)
Issue of shares and warrants	342	1,399	-	1,741
Share-based payment to employees and others	-	-	73	73
Exercise of warrants	*)	3	-	3

Balance at December 31, 2011 (audited)	5,335	141,385	(143,276)	3,444

*)	Represents less than $ 1 thousand.

The accompanying notes are an integral part of the financial statements.

B-6

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Comprehensive loss for the period	(1,044)	(582)	(675)	(280)	(1,207)
Adjustments to reconcile loss to net cash used in operating activities (a)	417	(161)	331	(54)	(105)

Net cash used in operating activities	(627)	(743)	(344)	(334)	(1,312)

Cash flows from investing activities:

Decrease in restricted deposit	-	25	-	-	25
Decrease (increase) in short-term bank deposits	(617)	(1,840)	(1,599)	25	(1,377)
Purchase of property, plant and equipment	(1)	(11)	-	(2)	(12)
Loan granted	(22)	-	(22)	-	-
Other investments	-	(3)	-	-	(8)

Net cash provided by (used in) investing activities	(640)	(1,829)	(1,621)	23	(1,372)

Cash flows from financing activities:

Proceeds from issue of shares and warrants	2,418	1,751	(19)	(15)	1,741
Exercise of warrants	1,388	-	55	-	3

Net cash provided by (used in) financing activities	3,806	1,751	36	(15)	1,744

Increase (decrease) in cash and cash equivalents	2,539	(821)	(1,929)	(326)	(940)

Gains (losses) from exchange differences on cash	(36)	11	(58)	4	(3)

Cash and cash equivalents at the beginning of the period	123	1,066	4,613	578	1,066

Cash and cash equivalents at the end of the period	2,626	256	2,626	256	123

The accompanying notes are an integral part of the financial statements.

B-7

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2012	2011	2012	2011	2011
		Unaudited				Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	2	51	1	26	94
	Loss from disposal of property, plant and equipment	-	-	-	-	3
	Share-based payment transactions to employees and others	300	45	264	20	73
	Finance expenses on short-term deposits	(14)	(31)	(4)	(17)	5
	Exchange differences on operating activities	36	(11)	58	(4)	3

		324	54	319	25	178
	Changes in operating asset and liability items:

	Decrease (increase) in accounts receivable and income taxes receivable	(19)	51	3	33	42
	Increase (decrease) in trade payables	51	(64)	32	(99)	(109)
	Increase (decrease) in other accounts payable	61	(202)	(23)	(13)	(216)

		93	(215)	12	(79)	(283)

		417	(161)	331	(54)	(105)

(b)	Additional information on cash flows from operating activities:

	Interest received	22	2	6	1	11

(c)	Non-cash activities:

	Unpaid issuance expenses in connection with the public issuance of March 7, 2011	-	10	-	-	-

The accompanying notes are an integral part of the financial statements.

B-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2012 (UNAUDITED)

NOTE 1:- GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. ("the Company") is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at Medinat Hayehudim 85 Street, Herzliya 46766. The Company owns 100% of Xtepo Ltd. ("Xtepo") and owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. ("XTL Inc."), which was incorporated in 1999 under the laws of the State of Delaware.

After the date of the statement of financial position, the Company acquired approximately 50.79% of the issued and outstanding share capital of InterCure Ltd. ("InterCure") a public company whose shares are traded on the Tel-Aviv Stock Exchange and which researches, develops, markets and sells home therapeutic devices for non-medicinal and non-invasive treatment of various diseases such as hypertension, heart failure, sleeplessness and mental stress. For additional details regarding this acquisition, see Note 4 below.

As of the reporting date, the Company is in the planning and preparation stages for implementing Phase 2 clinical trial of rHuEPO drug designated to treat multiple myeloma cancer patients . As part of these preparations, the Company conducts a research which includes collection of data relating to the level of specific proteins in the blood of a group of patients with multiple myeloma, which will assist in focusing the Phase 2 clinical trial protocol. These collected research data will be integrated in the above Phase 2 clinical trial. The Company expanded this research to additional centers in order to collect data beyond the original research plan and it estimates that the research will conclude towards the end of 2012. With the conclusion of the above research, the Company will start the procedure to apply for an approval to commence Phase 2 clinical trial which the Company estimates is expected to be issued by the end of the first half of 2013.

On May 29, 2011, the Company has received from the U.S. Food and Drug Administration (FDA), a sub-unit of the Health and Human Services (HHS) an orphan drug designation for its rHuEPO drug for the treatment of multiple myeloma blood cancer for which it owns a patent through 2019.

An "orphan drug" is defined as a drug for treating diseases that affect a small number of people. In U.S., an "orphan drug" is defined as a disease affecting fewer than 200,000 people a year. To encourage the development of drugs for these diseases, the different regulatory authorities grant benefits and incentives to developers. The main standard benefit of orphan drugs in the U.S. is receiving seven years marketing exclusivity from the date of marketing approval by the FDA, as far as the FDA gives such approval. Other benefits are local U.S. tax credits for research and development expenses and waiver of FDA filing fees.

B-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2012 (UNAUDITED)

NOTE 1:- GENERAL (Cont.)

On November 30, 2011, the Company completed the MinoGuard transaction in the framework of which the Company acquired the activity of MinoGuard Ltd. ("MinoGuard"), which was founded by Mor Research Applications Ltd. ("Mor"), by an exclusive license to use MinoGuard's entire technology, including the SAM-101 drug, a combined drug for the treatment of mental disorders focusing on schizophrenia disorder in return for royalties on sales and milestone payments throughout the clinical development process, without making any other payment. This drug is based on a combination of existing anti-psychotic drugs and a recognized medicinal compound (Minocycline).

For additional details regarding the MinoGuard agreement, see Note 15a to the consolidated financial statements for 2011.

The Company's subsidiaries as of June 30, 2012 are as follows:

Xtepo - an Israeli privately-held company incorporated in November 2009 and which holds a license for the exclusive use of the patent for rHuEPO drug for multiple myeloma.

XTL Inc. was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. ("XTL Development"), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain ("Bicifadine") until November 18, 2008, when the Company announced that the Phase 2b clinical trial of Bicifadine failed to meet its endpoints and, as a result, the development of the drug was ceased.

As of the date of the approval of the financial statements, the companies XTL Inc. and XTL Development are inactive.

As of June 30, 2012, the Company and its subsidiaries ("the Group") operate in one business segment.

The Company is a public company traded on the Tel-Aviv Stock Exchange and its American Depository Receipts (ADRs) are quoted on the Pink Sheets.

The interim financial information is reviewed but not audited.

B-10

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2012 (UNAUDITED)

NOTE 1:- GENERAL (Cont.)

b.	The Company has recurring losses and no revenues from operations at this stage and it is dependent on external financing sources. During the period, the Company raised through a private placement and exercise of tradable and non-tradable warrants from March 2012 to the date of the approval of the financial statements total net proceeds of approximately $ 4.2 million (for additional details, see Notes 4 and 5 below). In the opinion of the Company's management and based on its business plans, the balances of cash and cash equivalents with the balances of short-term deposits will enable the Company to fund its activities through at least into 2014. However, the actual amount of cash the Company will need to fund its operations is subject to many factors, including, but not limited to, the timing, design and execution of the clinical trials of our existing drug candidates, any future projects which may be in-licensed/acquired or any other business development activities. For example, changing circumstances and/or in-licenses/acquisitions of new technologies may cause the Company to consume capital significantly faster than the management's current anticipation and the Company may need to spend more money than currently expected because of, among others, circumstances beyond its control.

The Company will incur additional losses during the year from research and development activities, examination of additional technologies and from current operation which will be reflected in negative cash flows from operating activities. Accordingly, in order to complete the clinical trials to bring a product to market, the Company will be required to raise additional cash in the future through the issuance of securities. However, if the Company is not able to raise additional capital at acceptable terms, the Company may be required to reduce operations or sell or out-license to third parties some or all of our technologies.

NOTE 2:- BASIS OF PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS

a.	The condensed consolidated financial information of the Group as of June 30, 2012 and for the interim periods of six and three months then ended ("interim financial information") has been prepared in accordance with IAS 34, "Interim Financial Reporting" ("IAS 34") and includes the additional disclosure requirements in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. This interim financial information does not contain all the information and disclosures that are required in the framework of the annual financial statements. This interim financial information should be read in conjunction with the annual financial statements for 2011 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards ("IFRS") and included the additional disclosure requirements in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.
B-11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2012 (UNAUDITED)

NOTE 2:- BASIS OF PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS (Cont.)

b.	Estimates - the preparation of the interim financial statements requires the Group's management to make judgments and to use accounting estimates and assumptions that have an effect on the application of the Group's accounting policies and on the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates.

In the preparation of these condensed consolidated interim financial statements, the significant judgment exercised by management in applying the Group's accounting policies and the uncertainties involved in the key sources of the estimates were identical to those in the consolidated annual financial statements for the year ended December 31, 2011.

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES

The Group's significant accounting policies and methods of computation adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the annual financial statements for 2011, except for standards, amendments or interpretations to existing standards that became effective and that are mandatory for the accounting periods beginning January 1, 2012, however, their initial adoption had no material effect on the Group's interim financial information (as well as on the comparative figures).

NOTE 4:- SIGNIFICANT EVENTS DURING THE PERIOD

a.	On January 29, 2012, 39,000 options which had been granted in 1997 to a service provider expired.

b.	On March 14, 2012, the Company signed a strategic collaboration framework agreement with Clalit Health Services - Clalit Research Institute Ltd. ("the Institute") and Mor Research Applications Ltd. according to which the Institute provides the Company with the right to receive contents which are based on the Institute's database in connection with technologies that stem from inventions and patents of Clalit Health Services' physicians, in projects whose content shall be agreed upon by the Company, the Institute and Mor in advance and in writing.

In consideration for the above, the Company shall pay the Institute the cost basis related to the Institute's activity in the framework of any project plus an additional 10% of the total royalties Mor is entitled pursuant to its agreements with the Company in connection with each technology where rights were granted to the Company.

This agreement may be terminated by giving a written and advance notice of 180 days by any of the parties on condition that all joint active projects have reached their end.

B-12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2012 (UNAUDITED)

NOTE 4:- SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

c.	On March 18, 2012, the Company's Board approved a private placement to institutional and private investors (foreign as well as Israeli) for the total of approximately $ 2.4 million (approximately NIS 9.1 million), net of issuance expenses of approximately $ 19 thousand. According to the private placement, the Company allocated 11,560,362 Ordinary shares of the Company of NIS 0.1 par value each, 3,853,454 warrants (series A) and 1,926,727 warrants (series B).

Warrants (series A) are exercisable into one Ordinary share of NIS 0.1 par value from the date of allocation (March 18, 2012) to September 17, 2012 at an exercise price equal to NIS 1.046 per share, linked to the U.S. dollar. For details regarding the exercise of warrants (series A) after the date of the statement of financial position, see Note 5.

Warrants (series B) are exercisable into one Ordinary share of NIS 0.1 par value from the date of allocation (March 18, 2012) to March 17, 2015 at an exercise price equal to NIS 1.124 per share, linked to the U.S. dollar.

d.	On March 19, 2012, the annual meeting of shareholders allocated 300,000 options to external directors in the Company that are exercisable into 300,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.58633 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the date of approval by the general meeting, using the Black-Scholes model was approximately $ 79 thousand. The maximal option term is 10 years from the grant date. 33% of the options are exercisable immediately after their allocation and the remaining options are exercisable in 24 tranches every month over a two-year period.

The value of each option is based on the following assumptions: expected dividend of 0%, expected standard deviation of 153%, risk-free interest rate of 4.08% and expected life of 6 years.

e.	On April 12, 2012, in the Board's meeting, Dr. Ben-Zion Weiner appointment as an independent director in the Company was approved.

f.	On April 12, 2012, the Company's Board approved to allocate 1,810,000 options that are exercisable into 1,810,000 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.9 per share as follows: 1,710,000 options to the deputy CEO and CFO and 100,000 options to employees in the Company. Pursuant to the guidance of IFRS 2, the fair value of all options on the grant date (the date of Company's Board resolution), using the Black-Scholes model was approximately $ 399 thousand. The maximal option term is 10 years from the grant date. The options are exercisable in twelve equal tranches every quarter over a three-year period.

The value of each option is based on the following assumptions: expected dividend of 0%, expected standard deviation of 153.85%, risk-free interest rate of 3.67%-4.22% and expected life of 5 to 6.5 years.

B-13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2012 (UNAUDITED)

NOTE 4:- SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

g.	On May 29, 2012, in an extraordinary meeting of the shareholders, 4,408,000 options were allocated to a director in the Company that are exercisable into 4,408,000 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.9 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the date of approval by the Company's extraordinary meeting, using the Black-Scholes model was approximately $ 1,255 thousand. Also 1,500,000 options were allocated to the Company's CEO that are exercisable into 1,500,000 Ordinary shares of the Company of NIS 0.1 par value each at an exercise price equal to NIS 0.9 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the date of approval by the Company's extraordinary meeting, using the Black-Scholes model was approximately $ 427 thousand.

The maximal option term is 10 years from the grant date. The options are exercisable in twelve equal tranches every quarter over a three-year period.

The value of each option is based on the following assumptions: expected dividend of 0%, expected standard deviation of 154.09%, risk-free interest rate of 3.90%-4.16% and expected life of 5 to 6.5 years.

h.	On June 1, 2012, the Company has filed an application for relisting its ADRs on the NASDAQ Stock Exchange, which is subject to complying with all the required criteria that is examined by the NASDAQ Listing Qualifications Committee, including the criteria of minimum ADR price (according to the different listing criteria).

i.	On June 13, 2012, the Company entered into an agreement in principles according to which the Company will acquire the control over InterCure in consideration for investing an aggregate amount of approximately $ 2.7 million, partly in cash and partly by the allocation of Company shares. Also, besides the Company's investment in InterCure, a third party ("Medica Fund") will invest in InterCure an amount of approximately $ 630 thousand. The principles and terms of the transaction are specified below:

InterCure will act to complete a debt settlement pursuant to section 350 to the Israeli Companies Law, 1999, prior to the closing of the transaction, according to which InterCure will convert its entire debts into Ordinary shares of InterCure based on a distribution agreed upon by InterCure and its creditors ("the settlement").

InterCure has undertaken to be free of any net debts and/or monetary liabilities on the date of closing of the transaction as well as free of any contingent liabilities, excluding an amount of up to $ 150 thousand in net liabilities.

InterCure will be allocated Ordinary shares of the Company and/or will receive a cash investment in an aggregate amount of $ 2.2 million, at the Company's sole discretion, based on the market price of the Company's share on the date of signing the agreement in principles and according to a $ 1.75 million pre-money valuation of InterCure but after all of InterCure's debts are converted as discussed above ("InterCure's adjusted value").

In addition, the Company will provide InterCure an amount of approximately $ 480 thousand in cash, of which an amount of approximately $ 150 thousand will be invested on the basis of InterCure's adjusted value.

B-14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2012 (UNAUDITED)

NOTE 4:- SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

The investment of Medica Fund on the basis of InterCure's adjusted value will amount to approximately $ 460 thousand. After effecting the above allocation, the Company will hold approximately 50.79% of the issued and outstanding share capital of InterCure.

Further, the Company and Medica Fund have undertaken to provide InterCure a loan of $ 500 thousand (the Company's share is $ 330 thousand) for a period of up to ten months at total interest rate of 15%. The Company and Medica Fund have the right to convert the loan into additional 11,546,507 shares of InterCure (the Company's share is 7,620,695 shares) which will constitute, upon conversion and assuming full dilution, approximately 24.47% of the issued and outstanding share capital of InterCure (the Company's share is 16.15% of the issued and outstanding share capital of InterCure). With the conversion of the loan in full, the Company's overall holding in InterCure will be approximately 54.72% of the issued and outstanding share capital of InterCure.

The closing of the transaction was contingent on the fulfillment of several prerequisites such as the approval of InterCure's holders of debentures (series A) and holders of debentures (series B), the holders of private debentures and remaining creditors of InterCure, the approval of InterCure's audit committee and Board, the approval of the meetings of the holders of InterCure's each securities and of its creditors in the context of the settlement and the court's approval of said settlement and obtaining all the required approvals of the relevant authorities such as the Israeli Tax Authority, the Israel Securities Authority, the Tel-Aviv Stock Exchange and etc.

As for the closing of the transaction after the date of the statement of financial position, see Note 5a below.

j.

On April 12, 2012, the Company entered into an unbinding letter of intent with Kitov pharmaceuticals Ltd. ("Kitov") according to which the Company intends to acquire the entire share capital of Kitov in consideration of the allocation of Company shares and milestone payments throughout the development progress of Kitov's products. Kitov researches and develops combination drugs. Kitov's lead drug is ready for a Phase 3 clinical trial and is focused on pain induced by osteoarthritis and treatment of hypertension. On June 18, 2012, the Company's Board approved to enter into an agreement according to which the Company will acquire the entire issued and outstanding share capital of Kitov subject to the fulfillment of certain prerequisites, as reported in the Tel-Aviv Securities Stock Exchange on June 19, 2012 ("the agreement").

It was also decided that if by September 15, 2012, or any other subsequent day as determined with the parties' mutual consent, the prerequisites underlying the agreement are not fulfilled, the agreement will be cancelled. Furthermore, if the schedules to the agreement or a due diligence study are not completed based on the schedules determined in the agreement, each party will have the right to cancel the agreement with no claim to the other party. As of the date of the approval of the financial statements, there is no certainty that the transaction will be completed on the date and under the outline mentioned above.

It should be noted that the parties have signed several extensions for the interim periods in order to meet some of the prerequisites underlying the agreement and changes to the agreement terms.

k.	During the period, holders of the Company's warrants exercised 4,995,000 warrants (series 2) into 4,995,000 Ordinary shares of NIS 0.1 par value each at an average exercise price equal to NIS 1.05 per share. The total proceeds received from the exercise of warrants (series 2) amounted approximately $ 1.4 million (approximately NIS 5.2 million). See Note 5 below regarding the exercise of warrants after the date of the statement of financial position.

B-15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2012 (UNAUDITED)

NOTE 5:- EVENTS AFTER THE REPORTING PERIOD

a.	After the date of the statement of financial position, on July 25, 2012, InterCure transaction was completed after all the closing conditions had been met according to which the Company acquired 16,839,532 Ordinary shares with no par value of InterCure representing approximately 50.79% of the issued and outstanding share capital of InterCure in consideration of approximately $ 2.7 million which was paid as follows: $ 2.2 million by a private placement of 7,165,662 Ordinary shares of the Company of NIS 0.1 par value each (whose value was measured on the date of signing the agreement), a cash payment of approximately $ 150 thousand and a loan in the total of $ 330 thousand for a period of up to ten months at total interest of 15%. The Company has the right to convert the loan into additional 7,620,695 shares of InterCure representing, upon conversion of the loan and assuming full dilution, approximately 16.15% of the issued and outstanding share capital of InterCure.

After the date of the statement of financial position, Medica Fund converted into shares the loan it provided InterCure and its stake in InterCure is approximately 23.69% of the issued and outstanding share capital of InterCure.

As of the date of the approval of the financial statements, the Company's stake in InterCure is approximately 45.41% of the issued and outstanding share capital of InterCure (51.84% on a fully diluted basis).

As stated above, InterCure transaction was completed on July 25, 2012. Currently the Company and its advisors devote efforts to gather the acquisition data such as reports as of the date of closing and allocation of acquisition cost which will be integrated in the financial statements for the third quarter of 2012.

b.	From the date of the statement of financial position through the date of the approval of the financial statements, holders of the Company's warrants exercised 743,806 warrants (series 2) into 743,806 Ordinary shares of NIS 0.1 par value each at an average exercise price equal to NIS 1.11 per share and 560,000 warrants (series A) were exercised into 560,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 1.09 per share. The total consideration received from the exercise of warrants (series 2) and warrants (series A) amounted approximately $ 362 thousand (approximately NIS 1,438 thousand).

c.	According to the agreement signed in March 2008 (and amended in August 2008), the Company granted to Presidio Pharmaceuticals Inc. ("Presidio"), a US biotechnology company, an exclusive sub-license for the clinical development and commercialization of the Company's DOS technology (which includes products intended for the treatment of hepatitis C virus ("HCV")) according to which the Company had certain milestone and royalty rights in the development of the DOS program (see also note 15a to the consolidated financial statements for 2011). On August 22, 2012, Presidio requested to terminate the exclusive sub-license in accordance with the terms of the agreement, effective as of August 24, 2012 (the "Effective Date"). Pursuant to the aforesaid request, the DOS technology in its entirety (including all patents maintained by Presidio) will revert back to the Company within 90 days from the Effective Date according to the agreement.

It is the Company's intention to assess the renewal of its activity in the HCV area and/or locate strategic partners for the continued development and marketing of drugs for HCV on the basis of the reverted DOS technology.

B-16

BDO Consulting Group Ziv Haft

Employee Stock Option Valuation

XTL Biopharmaceuticals Ltd.

GRANT: May 2012

BDO ZIV HAFT CONSULTING & MANAGEMENT LTD.

BDO Ziv Haft Consulting & Management LTD. is a separate legal entity and is an affiliated company of BDO Ziv Haft, an Israeli limited liability partnership and national professional services firm.

B-17

ESOP Valuation May 2012

May 2012

Dear Sir/Madame,

In accordance with a request by XTL Biopharmaceuticals Ltd. (hereinafter: "The Company" or "XTL"), BDO Ziv Haft Consulting & Management Ltd. (hereinafter: "BDO") has evaluated the fair value of the employee stock option plan (hereinafter: "The Options") granted by the Company during the second quarter of 2012.

The purpose of this analysis is to estimate the fair value of The Options for the financial statements of the Company. Our estimate does not refer to past expense and revaluations.

The calculation of the fair value of The Options is based upon data and information delivered to us by the Company and correspondence with management.

While making this appraisal, BDO used the data and information supplied by the Company without examining its correctness and completeness. The data and information received from the Company were assumed correct, and any reliance thereof is neither confirmation nor verification of their validity. BDO and its workers are not responsible for the completeness or accuracy of the aforementioned data, or for any inaccuracy, error, omission or any other fault caused by using the aforementioned data.

The valuation of The Options involves assumptions, estimates and forecasts, yet supposed to reasonably assess their fair value based on the available information at the time of the evaluation. Any change in the different variables or supplemental information may affect the outcomes of the evaluation, and consequently the conclusions of the analysis.

This report may be required, by Israel Securities Authority, to be included in the Company's financial reports and we hereby do not object for such inclusion.

B-18

ESOP Valuation May 2012

This report is solely for the use of the client and its auditors. No part of it may be circulated, quoted or reproduced for distribution outside the client organization without the prior written approval from BDO. It is not intended to, and may not, be relied upon by any other party and, therefore, any other person or entity who received this report or the information contained herein, with BDO permission or otherwise, is hereby put on notice that (1) they are responsible for their own analyses and may not rely on any information contained herein, and (2) BDO makes no representations or warranties, including as to the accuracy or completeness of the information contained herein or any other written or oral communication transmitted or made available to (the third party) and expressly disclaims any and all liabilities based on such information or on omissions there from. In addition, BDO reserves the right to update the evaluation in light of new information, which was not introduced prior to this analysis.

All data, unless otherwise stated, is in NIS terms.

We would be delighted to be of any assistance.

                         Sincerely yours,

                         BDO Ziv Haft

                         Consulting & Management Ltd.

B-19

ESOP Valuation May 2012

Table of Contents

1.	Executive Summary	B-21

2.	Option Valuation	B-22

2.1.	Main Assumptions	B-22

2.1.1.	Plan Properties	B-22
2.1.2.	Risk Free Rates	B-23
2.1.3.	Volatility	B-23
2.1.4.	Expected Term – Exercise Behavior	B-23
2.1.5.	Share Price	B-23
2.1.6.	Exercise Price	B-23
2.1.7.	Forfeiture Rates	B-24
2.1.8.	Dividend Yield	B-24

3.	Results	B-25

3.1.	Black – Scholes Model - Fair Value and Expenses to be Recognized	B-25

B-20

ESOP Valuation May 2012

1.	Executive Summary

The Company granted its employees one ESO grant during Q2 2012. 1,500,000 options were granted on May 29, 2012 to the Chief Executive Officer and 4,408,000 options were granted to Director.

XTL has chosen to evaluate the Options using the Black – Scholes model.

The following table specifies the fair value of the Options granted during Q2 2012 to the Chief Executive Officer and the Director, and the allocation of the expenses according to the graded-vesting method:

Group Name	No. of Options Issued	No. of Options Expected to Vest	Fair Value (NIS)
CEO	1,500,000	1,500,000	1,655,051
Director	4,408,000	4,408,000	4,863,643
Total	5,908,000	5,908,000	6,518,694

Period	CEO Expense	Director Expense	Total Expense
Quarter 2, 2012	150,505	442,283	592,788
Quarter 3, 2012	379,498	1,115,218	1,494,716
Quarter 4, 2012	265,827	781,177	1,047,004
Quarter 1, 2013	204,950	602,279	807,229
Quarter 2, 2013	163,018	479,055	642,072
Quarter 3, 2013	130,962	384,855	515,818
Quarter 4, 2013	104,995	308,545	413,540
Quarter 1, 2014	83,163	244,388	327,551
Quarter 2, 2014	64,326	189,033	253,359
Quarter 3, 2014	47,759	140,349	188,109
Quarter 4, 2014	32,974	96,899	129,873
Quarter 1, 2015	19,623	57,664	77,287
Quarter 2, 2015	7,452	21,898	29,350
Total	1,655,051	4,863,643	6,518,694

The Fair Value as of the grant date, according to the exchange rate (as of 29.05.12- 3.876 NIS/US$) is US$ 1,681,810.

B-21

ESOP Valuation May 2012

2.	Option Valuation

2.1.	Main Assumptions

2.1.1.	Plan Properties

The granted options vest in the following vesting schedules:

8.33% of the options vest at the end of every sequential quarter from the grant day (May 29, 2012) in which after 36 months all options would be exercisable.

The properties of the granted options are presented in the following table:

Grant No. 1	May-12
Date	29/05/2012
Share Price	₪ 1.16
Exercise Price.	₪ 0.90
Contractual Term	10 Years

B-22

ESOP Valuation May 2012

2.1.2.	Risk Free Rates

As both the exercise price and the share price of the granted options are in NIS terms, the annual risk free rates are the appropriate yield rates of non index-linked Israeli government bonds for the expected term. The risk free rate for the granted options ranges from 3.90% to 4.16%.

2.1.3.	Volatility

Based on the historical prices of XTL's share, the expected volatility was set at 154.09%, the average of the volatility during the expected term period.

2.1.4.	Expected Term – Exercise Behavior

We have implemented SAB110 simplified method in estimating the Options' expected term. The calculated expected term according to this method ranges from 5 to 6.5 years.

2.1.5.	Share Price

The share price is according to the market fair value, which was worth 1.164 NIS at the grant day.

2.1.6.	Exercise Price

The exercise price was set at 0.9 NIS.

B-23

ESOP Valuation May 2012

2.1.7.	Forfeiture Rates

According to data received from XTL's management, the annual forfeiture rates are estimated at 0%.

2.1.8.	Dividend Yield

The management expects an annual dividend yield of 0%.

B-24

ESOP Valuation May 2012

3.	Results

3.1.	Black – Scholes Model - Fair Value and Expenses to be Recognized

The results using the Black - Scholes model are detailed in the following tables. The second table shows the recognized ESO expenses for vesting period of the grants. XTL recognizes expense using the graded vesting method. As the grant date is not synchronized with calendar quarters, the expenses per quarter were allocated by the weighted time remaining in each quarter according to the grant date:

Group Name	No. of Options Issued	No. of Options Expected to Vest	Fair Value (NIS)
CEO	1,500,000	1,500,000	1,655,051
Director	4,408,000	4,408,000	4,863,643
Total	5,908,000	5,908,000	6,518,694

Period	CEO Expense	Director Expense	Total Expense
Quarter 2, 2012	150,505	442,283	592,788
Quarter 3, 2012	379,498	1,115,218	1,494,716
Quarter 4, 2012	265,827	781,177	1,047,004
Quarter 1, 2013	204,950	602,279	807,229
Quarter 2, 2013	163,018	479,055	642,072
Quarter 3, 2013	130,962	384,855	515,818
Quarter 4, 2013	104,995	308,545	413,540
Quarter 1, 2014	83,163	244,388	327,551
Quarter 2, 2014	64,326	189,033	253,359
Quarter 3, 2014	47,759	140,349	188,109
Quarter 4, 2014	32,974	96,899	129,873
Quarter 1, 2015	19,623	57,664	77,287
Quarter 2, 2015	7,452	21,898	29,350
Total	1,655,051	4,863,643	6,518,694

The Fair Value as of the grant date, according to the exchange rate (as of 29.05.12- 3.876 NIS/US$) is US$ 1,681,810.

B-25

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL REPORTING

AS OF JUNE 30, 2012

SEPARATE FINANCIAL INFORMATION DISCLOSED IN ACCORDANCE WITH REGULATION 38D TO THE ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

UNAUDITED

INDEX

Page

Auditors' Review Report	C-2

Financial Data - in U.S. dollars:

Assets and Liabilities Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	C-3

Income and Expenses Included in the Consolidated Financial Statements Attributable to the Company Itself as a Parent	C-4

Cash Flows Included in the Statements Attributable to the Company Itself as a Parent	C-5 - C- 6

Notes and Additional Information to the Financial Data	C-7 - C- 8

C-1

To the shareholders of

XTL Biopharmaceuticals Ltd.

Re:	Special review report of the separate financial information according to regulation 38d’ of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970

Introduction

We have reviewed the accompanying interim separate financial information set forth in regulation 38d' of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970 of XTL Biopharmaceuticals Ltd (hereafter - the Company), as of June 30, 2012 and for the six and three month periods then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial information is not prepared, in all material respects, in accordance with regulation 38d' of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970.

Kesselman & Kesselman	Tel-Aviv, Israel
Certified Public Accountants (Isr.)	August 30, 2012
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

C-2

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Assets and Liabilities Included in the Consolidated Financial Statements

Attributable to the Company Itself as a Parent

	June 30,		December 31,
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,419	234	65
Short-term deposits	2,004	552	192
Accounts receivable	96	46	61
Receivables for investees	78	49	77
Restricted deposits	20	23	21

	3,617	904	416
NON-CURRENT ASSETS:
Property, plant and equipment	31	37	32
Intangible assets	5	40	5

	36	77	37

Net amount attributable to equity holders of the parent of total assets less total liabilities reflecting in the consolidated financial statements financial information of investees	3,685	3,803	3,706

Total assets attributable to the Company itself as a parent	7,338	4,784	4,159

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	84	74	33
Payables for investees	177	151	173
Other accounts payable	571	521	509

	832	746	715
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	5,777	5,335	5,335
Share premium	144,749	141,382	141,385
Accumulated deficit	(144,020)	(142,679)	(143,276)

Total equity	6,506	4,038	3,444

Total liabilities and equity	7,338	4,784	4,159

The accompanying notes and additional information are an integral part of the financial data.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the financial statements by the Company's Board: August 30, 2012

C-3

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Income and Expenses Included in the Consolidated Financial Statements

Attributable to the Company Itself as a Parent

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands

Research and development expenses	43	88	26	45	158
General and administrative expenses	936	509	571	238	1,002
Other losses, net	-	-	-	-	(3)

Operating loss	(979)	(597)	(597)	(283)	(1,163)

Finance income	8	16	(4)	-	45
Finance expenses	29	17	26	3	8

Finance income (expenses), net	(21)	(1)	(30)	(3)	37

Loss after finance income (expenses)	(1,000)	(598)	(627)	(286)	(1,126)

Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the condensed consolidated financial statements operating results of investees	(44)	16	(48)	6	(81)

Loss for the period attributable to the Company itself as a parent	(1,044)	(582)	(675)	(280)	(1,207)

The accompanying notes and additional information are an integral part of the financial data.

C-4

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements

Attributable to the Company itself as a Parent

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Comprehensive loss for the period	(1,044)	(582)	(675)	(280)	(1,207)
Adjustments to reconcile loss to net cash used in operating activities (a)	466	(127)	362	(36)	(3)
Net cash flows from operating activities relating to transactions with investees	(20)	(585)	(172)	88	(591)

Net cash used in operating activities	(598)	(1,294)	(485)	(228)	(1,801)

Cash flows from investing activities:

Decrease in restricted deposit	-	25	-	-	25
Increase in short-term bank deposits	(1,808)	(550)	(2,000)	25	(190)
Purchase of property, plant and equipment	(1)	(11)	-	(2)	(12)
Loan granted	(22)	-	(22)	-	-
Other investments	-	(3)	-	-	(8)

Net cash provided by (used in) investing activities	(1,831)	(539)	(2,022)	23	(185)

Cash flows from financing activities:

Proceeds from issue of shares and warrants	2,418	1,751	(19)	(15)	1,741
Receipts from exercise of warrants	1,388	-	55	-	3

Net cash provided by (used in) financing activities	3,806	1,751	36	(15)	1,744

Increase (decrease) in cash and cash equivalents	1,377	(82)	(2,471)	(220)	(242)

Gains (losses) from exchange differences on cash and cash equivalents	(23)	7	(44)	3	(2)

Cash and cash equivalents at the beginning of the period	65	309	3,934	451	309

Cash and cash equivalents at the end of the period	1,419	234	1,419	234	65

The accompanying notes and additional information are an integral part of the financial data.

C-5

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements

Attributable to the Company itself as a Parent

		Six months ended June 30,		Three months ended June 30,		Year ended December 31,
		2012	2011	2012	2011	2011
		Unaudited				Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	2	51	1	26	94
	Loss from disposal of property, plant and equipment	-	-	-	-	3
	Share-based payment transactions to employees and others	300	45	264	20	73
	Finance expenses on short-term deposits	(3)	(4)	(3)	(4)	(2)
	Exchange differences on operating activities	23	(7)	44	(3)	2
	Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the condensed consolidated financial statements operating results of investees	44	(16)	48	(6)	81

		366	69	354	33	251

	Changes in operating asset and liability items:

	Decrease (increase) in accounts receivable and income taxes receivable	(13)	62	(2)	36	47
	Increase (decrease) in trade payables	51	(55)	32	(91)	(96)
	Increase (decrease) in other accounts payable	62	(203)	(22)	(14)	(205)

		100	(196)	8	(69)	(254)

		466	(127)	362	(36)	(3)

(b)	Non-cash activities:

	Unpaid issuance expenses in connection with the public issuance of March 7, 2011	-	10	-	-	-

The accompanying notes and additional information are an integral part of the financial data.

C-6

Notes and Additional Information to the Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

a.	Definitions:

The Company	-	XTL Biopharmaceuticals Ltd.

The separate interim financial information	-	separate interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Unless stated otherwise, all the terms used within the scope of the separate interim financial information are as these terms are defined in the condensed consolidated financial statements of the Company as of June 30, 2012 and for the six and three months periods then ended ("condensed interim consolidated statements").

Investee	-	subsidiary

Intragroup transaction	-	transactions of the Company and subsidiaries

Intragroup balances, income and expenses and cash flows	-	balances, income and expenses and cash flows, as the case may be, resulting from intragroup transactions that have been eliminated in the consolidated statements

b.	The principles of preparation of the separate financial information:

The separate interim financial information has been prepared in conformity with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 ("Periodic Report Regulations"). Accordingly, financial data of the interim consolidated statements of the corporation as stated in Regulation 9c to the Israeli Periodic Report Regulations ("Regulation 9c"), with the obligated changes, will be disclosed in the interim statement along with the auditors' review report.

Accordingly, the separate interim financial information comprises financial data of the condensed consolidated financial statements of the Company as of June 30, 2012 and for the six and three months periods then ended ("condensed interim consolidated financial statements") attributable to the Company itself as the parent.

C-7

Notes and Additional Information to the Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (Cont.)

This separate interim financial information should be read in conjunction with the condensed interim consolidated financial statements and with the separate financial information of the Company as of December 31, 2011 and for each of the three years in the period then ended ("the Company's separate financial information for 2011") and the accompanying notes which have been prepared in accordance with Regulation 9c to the Periodic Report Regulations, as well as particulars specified in the Tenth Addendum to these Regulations and subject to the clarifications specified in the "Clarification Regarding the Separate Financial Statement of the Corporation" which was published on the website of the Israeli Securities Authority on January 24, 2010 and which address how to apply said Regulation and Addendum ("IAS Staff Clarification").

The significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information are consistent with those followed in the preparation of the Company's separate financial information for 2011 as elaborated therein.

The interim financial information is reviewed but not audited.

The separate interim financial information does not constitute financial statements, including separate financial statements, which are prepared and presented in accordance with International Financial Reporting Standards ("IFRS") in general, and the provisions of International Accounting Standard 27, "Consolidated and Separate Financial Statements" in particular and it does not constitute interim financial information prepared in accordance with IAS 34, "Interim Financial Reporting".

Nonetheless, the accounting policy specified in Note 3 to the condensed interim consolidated financial statements regarding the significant accounting policies and the method by which the financial data were classified in the condensed interim consolidated financial statements were applied for the purpose of presenting the separate interim financial information and this with the obligated changes resulting from the above regarding the significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information.

Note 2:-	Relations, Engagements, Loans, Material Investments and Transactions Between the Company and Its Investees

In March 2012, the Company invested a current intragroup balance with a wholly-owned subsidiary, XTL Biopharmaceuticals Inc., by way of contribute to capital an amount of approximately $ 23 thousand already previously advanced to XTL Biopharmaceuticals Inc.

C-8

APPENDIX A

Interim report on the effectiveness of internal control over financial reporting and disclosure pursuant to the Israeli Regulation 38c(a)

Management, under the supervision of the board of directors of XTL Biopharmaceuticals Ltd. ("the Company"), is responsible for planning and maintaining adequate internal control over financial reporting and disclosure in the Company. The executive officers in charge are:

1.	Mr. David Grossman, CEO.
2.	Mr. Ronen Twito, Deputy CEO and CFO.

Internal control over financial reporting and disclosure consists of the Company's existing controls and procedures that have been planned by the CEO and the most senior officer in finance or under their supervision, or by the equivalent acting officers, under the governance of the Company's board of directors, designed to provide reasonable assurance about the reliability of financial reporting and the preparation of the financial statements in compliance with applicable laws, and guarantee that all information that the Company is required to disclose in the financial statements issued by law is collected, processed, summarized and reported in a timely manner and according to the format prescribed by law.

Among other things, internal control includes controls and procedures planned to guarantee that all information that the Company is required to disclose as above is gathered and transferred to the Company's management, including the CEO and the most senior officer in finance, or the equivalent acting officers, in order to allow decision making on a timely basis with respect to the disclosure requirement.

Because of its inherent limitations, internal control over financial reporting and disclosure is not designed to provide absolute assurance that misstatements or omissions of information in the financial statements will be prevented or detected.

In the quarterly report on the effectiveness of internal control over financial reporting and disclosure which is attached to the quarterly report for the period ended March 31, 2012 ("the last quarterly report on internal control"), internal control was concluded to be effective.

Through the date of this report, no events or circumstances have been brought to the knowledge of the board of directors and management that are liable to change the assessment of the effectiveness of internal control, as found in the last quarterly report on internal control.

As of the date of this report, based on the assessment of the effectiveness of internal control in the last quarterly report on internal control, and based on information brought to the knowledge of management and the board of directors, as above, internal control is effective.

It is indicated that on July 25, 2012 and after the date of the statement of financial position, the Company completed an acquisition of 50.79% of the shares of InterCure Ltd. ("InterCure") following which the Company obtained control over InterCure for the first time. InterCure is not part of the scope of this report.

D-1

Chief Executive Officer's Statement pursuant to the Israeli Regulation 38c(d)(1):

Letter of Representation

Chief Executive Officer's Statement

I, David Grossman, hereby declare that:

(1)	I have reviewed the quarterly report of XTL Biopharmaceuticals Ltd. ("the Company") for the second quarter of 2012 ("the reports").

(2)	To my knowledge, the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)	To my knowledge, the financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the reports.

(4)	I have disclosed to the Company's auditor, to the Company's board of directors and audit committee, based on my last evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure that are liable to reasonably adversely affect the Company's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)	Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Company, including its consolidated companies as they are defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the consolidated companies, particularly during the period of the preparation of the reports; and

(b)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.
D-2

(c)	Have not been made aware of any event or circumstance that occurred in the period from the date of the last report through the date of this report, that is to modify the conclusion of the management and the board of directors regarding the effectiveness of the Company's internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

August 30, 2012
Date	David Grossman, CEO

D-3

Chief Financial Officer's Statement pursuant to the Israeli Regulation 38c(d)(2):

Letter of Representation

Deputy CEO and Chief Financial Officer's Statement

I, Ronen Twito, hereby declare that:

(1)	I have reviewed the interim financial statements and the other financial information included in the interim reports of XTL Biopharmaceuticals Ltd. ("the Company") for the second quarter of 2012 ("the reports" or "the interim reports").

(2)	To my knowledge, the interim financial statements and any other financial information included in the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)	To my knowledge, the interim financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the reports.

(4)	I have disclosed to the Company's auditor, to the Company's board of directors and audit committee, based on my last evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure, to the extent that it refers to the interim financial statements and any other financial information included in the interim reports, that are liable to reasonably adversely affect the Company's ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)	Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to guarantee that material information relating to the Company, including its consolidated companies as they are defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the consolidated companies, particularly during the period of the preparation of the reports; and

(b)	Have established controls and procedures, or have secured the establishment and existence of such controls and procedures under my supervision, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.
D-4

(c)	Have not been made aware of any event or circumstance that occurred in the period from the date of the last report through the date of this report, that relates to the interim financial statements and to any other financial information included in the interim reports that is to modify, in my evaluation, the conclusion of management and the board of directors regarding the effectiveness of the Company's internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

August 30, 2012
Date	Ronen Twito, Deputy CEO and CFO

D-5

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: August 30, 2012	By:	/s/ David Grossman
	Name:	David Grossman
	Title:	Chief Executive Officer